AMENDED AND RESTATED WAIVER

THIS AMENDED AND RESTATED WAIVER (this "Waiver") amends and restates that certain Waiver dated December 11, 2008 by and between **SMARTIRE SYSTEMS, INC.**, a British Columbia corporation (the "Company"), and **XENTENIAL HOLDINGS LIMITED** ("Holder").

WHEREAS:

A. The Company has issued to the Holder those certain convertible debentures set forth on Exhibit A attached hereto (the "Applicable Debentures").

B. The Holder desires to convert principal and accrued interest outstanding under the Applicable Debentures into common stock of the Company and retire the Applicable Debentures.

C. Pursuant to the conversion limitation (the "Conversion Limitation") of the Applicable Debentures, the Holder cannot convert, and the Company cannot effect any conversions, to the extent that after giving effect to such conversion the Holder and its affiliates would own in excess of 4.99% of the outstanding common stock of the Company.

D. The Company and its Board of Directors agreed to waive the Conversion Limitation of the Applicable Debentures by granting a written waiver dated December 11, 2008 but, due to clerical error, the written waiver made reference to only one of the Applicable Debentures, and the Company and its Board of Directors desire to correct and restate the written waiver, effective as of the original date of the waiver, to reflect that the Company has agreed, as of December 11, 2008, to allow the Holder to convert the Applicable Debentures in full into equity of the Company and retire the Applicable Debentures.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Holder hereby agree as follows:

1. WAIVER OF CERTAIN CONVERSION RESTRICTIONS. Notwithstanding anything to the contrary set forth in the Applicable Debentures, the Company and the Holder hereby agree to waive the application of the Conversion Limitation provisions set forth in Section 5(b)(i) of the Applicable Debentures. This waiver shall take place as of the date first written above and the Company expressly waives any notice period that otherwise would be required pursuant to the Applicable Debentures. The Company represents that its Board of Directors have reviewed and approved the actions taken by the Company pursuant to this Waiver.

2. CONVERSION OF APPLICABLE DEBENTURES. The Holder agrees to convert the entire outstanding principal and interest under the Applicable Debentures after taking into account the waiver set forth above on or before February 28, 2009.

3. EFFECT ON OTHER TERMS. All other terms set forth in the Applicable Debentures shall remain in full force and effect and unchanged.

IN WITNESS WHEREOF, the parties have caused this Amended and Restated Waiver to be duly executed as of December 11, 2008.

SMARTIRE SYSTEMS, INC.

By: ______________________
Name: David Dodge
Title: Interim CEO

AGREED AND ACKNOWLEDGED:

XENTENIAL HOLDINGS LIMITED

By: ______________________
Name: David Gonzalez
Title: Authorized Signatory

EXHIBIT A

APPLICABLE DEBENTURES

Convertible Debenture #	Date Issued	Original Principal Amount	Interest rate	Holder
SMTR-6-3	1/17/08	$392,000	12.00%	Xentenial Holdings Limited
SMTR-6-4	2/20/08	$74,000	12.00%	Xentenial Holdings Limited
SMTR-6-5	6/20/08	$269,000	12.00%	Xentenial Holdings Limited
SMTR-6-6	8/1/08	$152,500	12.00%	Xentenial Holdings Limited
SMTR-6-7	8/15/08	$100,000	12.00%	Xentenial Holdings Limited